David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250
September 8, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert S. Littlepage, Accountant Branch Chief

Re:  Elderwatch, Inc., Item 4.02 Form 8-K, filed August 16, 2006, File No. 000-51249

Ladies and Gentlemen:

On behalf of Elderwatch, Inc., now known as Energtek, Inc., a Nevada corporation (the “Company”), set forth are the Company’s responses to the letter from the Securities and Exchange Commission (the "Commission") dated August 16, 2006 which was only received by the Company on September 5, 2006, with reference to the Company's Current Report on Form 8-K filed with the Commission on August 16, 2006 (the “Form 8-K”) regarding disclosure under Item 4.02 thereunder.

1. Comment: Please disclose, in detail, the nature of the errors identified in your financial statements.

Response:  As disclosed in the Form 8-K, management uncovered numerous errors in the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “Annual Report”) and the Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2006, September 30, 2005 and June 30, 2005 (collectively, the “Quarterly Reports”). The errors were seemingly mathematical and/or typographical mistakes: (i) in the Annual Report the mistakes were when reporting the dollar amount of net cash available at the end of the period in the Statements of Cash Flow in the Annual Report, the figures reported in the column “Cumulative from Inception to December 31, 2005”: the Net Loss and also the Net Cash used by Operating Activities were (95,819) and not (118,611) as reported; the Net Increase in Cash and the Cash at End of Period were $1,181 and not $(21,611) as reported; and (ii) in the figures as of March 2005 as appearing in the 10-QSB for March 2006 the loan was mistakenly recorded as $7,985 when it should have been recorded as $11, 000 and the accumulated deficit was reported as $55,600 when it should have been recorded as $58,615. In the Form 10-QSB for the quarter ended June 30, 2005, the reported Total Liabilities of $12,853 and the Shareholders’ Equity of ($31,274) do not amount to the Total Liabilities and Shareholders Equity of $651; the correct amounts were Total Liabilities of $33,792 and Total Shareholder Equity of ($33,141) amounting to Total Liabilities and Shareholders Equity of $651. There were further typographical errors contained in the Form 10-QSB for September 2005; the Common Stock was reported as $1,966 instead of $6,225 and Additional Paid-in Capital was reported as $95,000 instead of $90,775. In the Form 10-QSB for March 2006 the Accrued Expense of $22,792 was no longer in existence and the deficit was $95,849 not $118,641 as indicated therein. Additional Paid-in Capital was $89,162 and not $93,391 as indicated therein.

2. Comment: Please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

Response: As disclosed in the Form 8-K filed on August 16th, the Company stated that it would correct the errors it discovered as soon as practicable. Seven calendar days after the errors were disclosed, on August 23rd, the Company corrected the errors by filing an Amendment to the Annual Report. Based on the advice received from the auditors of the Company, the mathematical errors in the Quarterly Reports were not material in nature and therefore the Quarterly Reports were not restated. The Quarterly Report on Form 10-QSB for the period ended June 30, 2006 (the “June 30 Form 10-QSB”) includes the proper amounts, and all subsequent filings utilizing the information from the Annual Report and the Quarterly Reports, will contain the corrected information.

3.  Comment: Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-B. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response:  As disclosed in the Current Report on Form 8-K filed by the Company on May 31, 2006, there was a change in the management of the Company. While preparing the information necessary for the June 30 Form 10-QSB, Doron Uziel, the new officer and director, uncovered the mathematical errors contained in the previously filed Annual Report and Quarterly Reports. The Company does not know how the previous officer of the Company concluded that the disclosure controls and procedures in effect were adequate, as said individual is not available to discuss this matter with the Company. The principal executive and financial officer can certify that the Company has adequate controls and procedures in effect; this is evident by his uncovering mistakes, albeit mathematical one, made in previous filings, disclosing such errors and promptly correcting same.

We hope the foregoing addresses the comments raised by the Commission. The Company appreciates your review in assisting it to enhance the overall disclosure in its filings. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

ENERGTEK, INC.

September 8, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

The undersigned, being the sole officer and directors of Energtek, Inc., f/k/a Elderwatch, Inc. (the “Company”), hereby acknowledge that:

-
The Company is responsible for the adequacy and accuracy of the disclosure in the Current Report on Form 8-K filed by the Company on August 16, 2006 (the “Filing”) filed with the Securities and Exchange Commission (the “Commission”);

-	Staff comments or changes to disclosure in response to comments from the staff of the Commission do not foreclose the Commission from taking any action with respect to the Filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Doron Uziel

Doron Uziel, President, Chief Executive Officer,
            Chief Financial Officer, Chief Accounting
Officer, and Director
(Principal Executive, Financial, and
Accounting Officer)

/s/ Joseph Shefet

Joseph Shefet, Director